UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-275269) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the third quarter of 2025.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

1

AB Svensk Exportkredit (publ)

Swedish Export Credit Corporation

Interim Report

January - September 2025

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2025

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–September 2025

(January–September 2024)

●	Net interest income Skr 2,050 million (9M24: Skr 2,280 million)
●	Operating profit Skr 1,459 million (9M24: Skr 1,419 million)
●	Net profit Skr 1,158 million (9M24: Skr 1,127 million)
●	Lending portfolio growth YTD -4.3 percent (9M24: -3.8 percent)
●	New credit and guarantee commitments Skr 97.3 billion (9M24: Skr 68.2 billion)
●	Basic and diluted earnings per share Skr 290 (9M24: Skr 282)
●	After-tax return on equity 6.3 percent (9M24: 6.4 percent)

July–September 2025

(July–September 2024)

●	Net interest income Skr 678 million (3Q24: Skr 744 million)
●	Operating profit Skr 531 million (3Q24: Skr 625 million)
●	Net profit Skr 421 million (3Q24: Skr 497 million)
●	Lending portfolio growth QTD -0.4 percent (3Q24: -1.6 percent)
●	New credit and guarantee commitments Skr 40.3 billion (3Q24: Skr 16.1 billion)
●	Basic and diluted earnings per share Skr 105 (3Q24: Skr 124)
●	After-tax return on equity 7.1 percent (3Q24: 8.4 percent)

Equity and balances, September 30, 2025

(December 31, 2024)

●	Total capital ratio 23.2 percent (year-end 2024: 22.2 percent)
●	Total assets Skr 365.9 billion (year-end 2024: Skr 368.1 billion)
●	Total lending portfolio Skr 271.2 billion (year-end 2024: Skr 283.4 billion)

– of which sustainability classified lending Skr 56.0 billion (year-end 2024: Skr 53.4 billion)

●	Loans, outstanding and undisbursed Skr 346.6 billion (year-end 2024: Skr 340.3 billion)
●	Outstanding senior debt Skr 314.5 billion (year-end 2024: Skr 325.0 billion)

– of which green borrowings Skr 27.2 billion (year-end 2024: Skr 35.0 billion)

Interim report January–September 2025	Page 2 of 29

Strong growth in business volume

During the first nine months of the year, SEK experienced strong growth in business volumes. New credit and guarantee agreements totaling Skr 97.3 billion were signed, of which Skr 40.3 billion were signed in the third quarter, demonstrating a strong investment appetite and considerable trust from our clients. The business volumes include Swedish exporters and their international customers, thereby underscoring SEK’s important role in the global export landscape.

Substantial business flow and good profitability

In a highly liquid banking market characterized by high risk appetites SEK was successful in securing new business. In the first nine months of the year, new credit and guarantee agreements of Skr 97.3 billion (9M24: Skr 68.2 billion) were signed, of which Skr 40.3 billion (3Q24: Skr 16.1 billion) were signed in the third quarter. The high volumes are a result of our close dialogue and strong relationships with our customers. In addition, our targeted focus on the European energy transition resulted in the signing of several new projects in this business area during the third quarter.

Net interest income for the first nine months of the year amounted to Skr 2.1 billion (9M24: Skr 2.3 billion), down compared to the same period in the previous year primarily due to lower market interest rates and a stronger Swedish krona. Profitability remained healthy and amounted to 6.3 percent (9M24: 6.4 percent) for the first nine months of the year.

The lending portfolio totaled Skr 271 billion, a decrease of Skr 12 billion since the beginning of the year, largely as a result of a stronger Swedish krona. Adjusted for currency effects, the lending portfolio increased.

A stronger position across the value chain

The high volume of new business spanned across several sectors, with particularly strong growth in the energy and infrastructure sector. Examples of new business included:

•      A USD 1.1 billion loan agreement with National Grid Electricity Transmission plc to fund a portion of Eastern Green Link 2 (EGL2) – a high-voltage direct current transmission project that will connect Scotland and England.

Uncertain market conditions but significant opportunities

There are several indications of recovery and growth despite the uncertain global environment. Business Sweden’s Export Managers’ Index (EMI) rose 4.6 points to 51.0 in the third quarter, representing a positive outlook for exporters. The National Institute of Economic Research’s (NIER) report also indicates higher growth and lower inflation in the Swedish economy during the remainder of 2025, with continued positive economic development throughout 2026.

Nevertheless, uncertainties persist such as geopolitical tension, armed conflicts and trade tariffs that can impact supply chains and give rise to volatility in the financial markets.

The Swedish government has resolved on a new financing model that combines development assistance funding with export financing. The aim is to promote sustainable and socially beneficial development in low- and lower middle-income countries, while providing Swedish companies with the opportunity to contribute with technology and innovation to important social projects. The new ordinance entered into force on August 1, 2025. Together with EKN, SEK has been tasked to provide the financing and this important work has now begun.

Strength in change, focus on sustainability and a long-term perspective

In September, all SEK employees gathered to focus on the company’s long-term strategy and culture. Being able to bring the entire organization together is invaluable to discuss and create consensus on issues that affect our future and how we, both as individuals and as a team, can strengthen our ability to deliver on our mission. I feel strengthened in the knowledge that, as an export credit agency, we have a unique opportunity to make a positive difference for Sweden.

•     Participation in a financing consortium for Project Amidala, a project for land-based wind power in Finland.

•      Participation in a new multicurrency financing agreement totaling EUR 240 million for Cloetta AB (publ), Northern Europe’s leading confectionery company.

SEK has also performed well this year in the capital markets. At the beginning of the year, SEK issued a EUR 1 billion ten-year benchmark bond and in the second and third quarters SEK issued three USD benchmark bonds totaling USD 4 billion. In September SEK also issued a successful AUD 500 million Kangaroo Benchmark bond with a maturity of 5.5 years. The investor interest in these bonds reflects the broad and continued support of our global investor base, reaffirming SEK’s strong position in the international capital markets.	SEK remains financially strong and well prepared to support Swedish exporters in a changing world. Our long-term approach, ability to adapt and clear focus on sustainability and competitiveness mean that we are ready to meet tomorrow’s needs – and to help develop Swedish exports.
Magnus Montan Chief Executive Officer

Interim report January–September 2025	Page 3 of 29

High volume of new credit agreements

SEK noted a continued significant market need for financing. In the past nine months, SEK entered into multiple new transactions with both existing and new customers, aligning with its growth strategy to do more for more companies. SEK has signed agreements with a total of eight new clients to date this year. Working capital finance remains the primary entry-level product for new clients.

In the first nine months of the year, new credit and guarantee commitments of Skr 97.3 billion were entered into, of which Skr 40.3 billion were signed during the third quarter.

The energy transition, driven by the need to address climate challenges, has brought considerable business opportunities for Swedish exporters. During the period, SEK entered into a USD 1.1 billion loan agreement with National Grid Electricity Transmission plc to fund a portion of Eastern Green Link 2 (EGL2) – a high-voltage direct current subsea transmission project that will connect Scotland and England. The loan has been classified as green as EGL2 will strengthen the UK’s renewable energy infrastructure.

Together with other Nordic banks, SEK is participating in a new agreement covering term loans and multicurrency revolving credit facilities totaling EUR 240 million for Cloetta AB (publ), Northern Europe’s leading confectionery company. This new agreement is a confirmation of SEK’s ability to offer competitive working capital finance for Swedish exporters.

The lending portfolio has declined since the start of the year, primarily as a result of a stronger Swedish krona compared to the U.S. dollar, and amounted to Skr 271.2 billion at the end of the third quarter. Adjusted for currency effects, the lending portfolio increased. A large portion of the new credit and guarantee commitments remains undisbursed and has not yet been reflected on the balance sheet. Sustainability classified lending increased, in line with SEK’s business strategy.

The sum of outstanding and committed undisbursed loans amounted to Skr 346.6 billion at the end of the third quarter, an increase of 2 percent from the start of the year.

SEK’s lending
Skr bn	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Total lending portfolio[1]	271.2	272.4	283.4
of which sustainability classified	56.0	51.5	53.4
of which CIRR-loans	88.5	97.1	101.7
Customer growth	-1%	1%	3%
1 Closing balance at period end.

Interim report January–September 2025	Page 4 of 29

Successful issuances amid strong capital markets

Following the customary summer slowdown in July, the supranational, sub-sovereign and agency (SSA) market regained momentum in August, with a large number of issuances, many of which had large order books. SEK also benefited from high demand in the SSA market and successfully navigated between other similar issuances.

In early September, SEK completed a USD 1 billion bond issuance with a maturity of five years with the participation of almost 60 investors. At the end of September, SEK completed another successful borrowing transaction through the Australian borrowing program by issuing an AUD 500 million bond with a maturity of 5.5 years. The order book of AUD 1.4 billion was SEK’s largest to date in AUD and its investor base had a broad geographical distribution.

In the first nine months of the year, SEK raised borrowings totaling Skr 84.2 billion (9M24: Skr 44.4 billion) with maturities of more than one year. The increase compared to the same period in the previous year was primarily driven by the higher volume of new lending transactions. At the end of the third quarter, SEK had a total borrowing portfolio of Skr 314.5 billion, down Skr 10.5 billion from the beginning of the year.

SEK has a good track record of navigating a changing and highly volatile environment, successfully meeting its financing requirements with support from a highly diversified global investor base.

SEK’s borrowing
Skr bn	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Outstanding senior debt[1]	314.5	325.7	325.0
of which green	27.2	34.8	35.0
New long-term borrowing	84.2	44.4	52.5
New short-term borrowing	45.2	70.2	77.6
Repurchase and redemption of own debt	4.6	7.3	7.4
1 Closing balance at period end.

Interim report January–September 2025	Page 5 of 29

January–September 2025

Operating profit amounted to Skr 1,459 million (9M24: Skr 1,419 million). Net profit amounted to Skr 1,158 million (9M24: Skr 1,127 million). The increase in net profit compared to the same period in the previous year was primarily due to lower net credit losses as well as an improved outcome for net results of financial transactions, offset by lower net interest income.

Net interest income

Net interest income amounted to Skr 2,050 million (9M24: Skr 2,280 million), representing a decrease of 10 percent compared to the same period in the previous year. A large portion of the decrease is explained by lower average short-term interest rates in the Swedish krona, with a stronger Swedish krona also being a contributing factor.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Sep 2025	Jan-Sep 2024	Change
Total lending portfolio	277.3	277.8	0%
Liquidity investments	66.0	64.9	2%
Interest-bearing assets	348.1	351.8	-1%
Interest-bearing liabilities	319.7	321.7	-1%

Net results of financial transactions

Net results of financial transactions amounted to Skr 10 million (9M24: Skr -65 million). The results were primarily attributable to realized value changes.

SEK’s general principle is to hold financial instruments measured at fair value until maturity. Accordingly, the results of market value changes tend to net toward zero over time.

Operating expenses

Operating expenses amounted to Skr -561 million (9M24: Skr -550 million). The increase of 2 percent compared to the same period in the previous year was primarily attributable to increased personnel expenses, as a result of new recruitment.

Net credit losses

Net credit losses amounted to Skr -13 million (9M24: Skr -212 million). Net credit losses for the period were mainly attributable to increased provisions for expected credit losses in stage 1. During the same period in the previous year, SEK made a large provision for expected credit losses on a few exposures in stage 3, which at the end of 2024 were established.

During the period, SEK established losses amounting to Skr 100 million attributable to exposures that had previously been mostly reserved. SEK assesses that the credit quality of its lending portfolio remains high.

Loss allowances as of September 30, 2025, amounted to Skr -398 million compared to Skr -526 million as of December 31, 2024, of which exposures in stage 3 amounted to Skr -256 million (year-end 2024: Skr -386 million). The provision ratio amounted to 0.11 percent (year-end 2024: 0.15 percent). See Note 4 for more information.

Taxes

Tax costs amounted to Skr -301 million (9M24: Skr -292 million), and the effective tax rate amounted to 20.6 percent (9M24: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 12 million (9M24: Skr 174 million). This result was mainly attributable to a positive result amounting to Skr 9 million obtained from changes in own credit risk driven by movements in the EUR yield curve, offset by effects from decreased credit spreads. The positive result in the same period last year was attributable to changes in own credit risk and gains from derivatives used in cash flow hedging.

July–September 2025

Operating profit amounted to Skr 531 million (3Q24: Skr 625 million). Net profit amounted to Skr 421 million (3Q24: Skr 497 million). The decrease in net profit compared to the same period in the previous year was primarily due to lower net interest income and lower positive result from net credit losses.

Net interest income

Net interest income amounted to Skr 678 million (3Q24: Skr 744 million), representing a decrease of 9 percent compared to the same period in the previous year. The majority of the decrease is explained by lower average short-term interest rates in the Swedish krona.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jul-Sep 2025	Jul-Sep 2024	Change
Total lending portfolio	271.7	274.5	-1%
Liquidity investments	71.8	75.3	-5%
Interest-bearing assets	350.5	355.7	-1%
Interest-bearing liabilities	322.6	326.5	-1%

Net results of financial transactions

Net results of financial transactions amounted to Skr 6 million (3Q24: Skr -14 million). The results were primarily attributable to realized value changes.

Operating expenses

Operating expenses amounted to Skr -174 million (3Q24: Skr -163 million). The increase of 7 percent compared to the same period in the previous year was primarily attributable to increased personnel expenses as a result of new recruitment.

Net credit losses

Net credit losses amounted to Skr 25 million (3Q24: Skr 69 million). The net positive result for the period was mainly attributable to decreased provisions for expected credit losses in stage 1 and stage 2. The decreased provisions were due to the prevailing macroeconomic conditions in the operating environment improving, which

Interim report January–September 2025	Page 6 of 29

positively impacted the business cycle parameter in SEK’s IFRS 9 model. The parameter reflects the overall risk of default in the economy. See Note 4.

During the same period in the previous year, SEK decided to reverse the overall adjustment of the loss allowance, which resulted in a higher positive result for net credit loss.

Taxes

Tax costs amounted to Skr -110 million (3Q24: Skr -128 million), and the effective tax rate amounted to 20.7 percent (3Q24: 20.5 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -46 million (3Q24: Skr 59 million). This result was mainly attributable to changes in own credit risk mainly driven by decreased credit spreads. The positive result from the same period last year was attributable to changes in own credit risk and gains from derivatives used in cash flow hedging.

Statement of Financial Position

Total assets and liquidity investments

Total assets decreased by 1 percent compared to year-end 2024, as a result of a decreased lending portfolio, offset by an increased volume of liquidity investments. During the year, the Swedish krona strengthened, including against the U.S. dollar, driving the decrease in the total lending portfolio.

Skr bn	September 30, 2025	December 31, 2024	Change
Total assets	365.9	368.1	-1%
Liquidity investments	69.9	62.2	12%
Total lending portfolio	271.2	283.4	-4%
of which sustainability classified	56.0	53.4	5%
of which CIRR-loans	88.5	101.7	-13%

Liabilities and equity

As of September 30, 2025, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and committed undisbursed CIRR-loans at all maturities.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 150 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of September 30, 2025, SEK’s total own funds amounted to Skr 23.1 billion (year-end 2024: Skr 23.4 billion). The total capital ratio was 23.2 percent (year-end 2024: 22.2 percent), representing a margin of 7.1 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 16.1 percent as of September 30, 2025. The corresponding Common Equity Tier

1 capital estimated requirement was 11.3 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 11.9 percentage points above the requirement. Overall, SEK is strongly capitalized.

Percent	September 30, 2025	December 31, 2024
Common Equity Tier 1 capital ratio	23.2	22.2
Tier 1 capital ratio	23.2	22.2
Total capital ratio	23.2	22.2
Leverage ratio	9.1	9.6
Liquidity coverage ratio (LCR)	924	583
Net stable funding ratio (NSFR)	121	129

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

At SEK’s annual general meeting held on March 25, 2025, Ms. Hanna Lagercrantz stepped down from her position as a member of the Board of Directors of SEK (the “Board”), and Mr. Erik Mattsson was elected as a new member of the Board. Additionally, the Board passed a resolution at the annual general meeting to adopt the income statement and balance sheet in the Annual and Sustainability Report 2024 and to appropriate distributable funds pursuant to the Board’s proposal. At an extraordinary general meeting on the same day, the Board also resolved to authorize the distribution of an extraordinary dividend, amounting to Skr 1,000 million, which resulted in a total dividend to SEK’s owner, the Swedish State, of Skr 1,673 million.

In January 2025, Mr. Mattias Hasselbo assumed the position of Chief Credit Officer (“COO”). SEK’s previous COO, Ms. Teresa Hamilton Burman, retired in June 2025. Mr. Tobias Hornberger was recruited to the position of Chief Financial Officer (“CFO”) of SEK and he took up his position in June 2025.

To further focus on increased client value and growth, SEK implemented a number of organizational changes within the lending organization in March 2025. The International Finance function was restructured and became Global Trade and Export Finance. Mr. Jens Hedar took on the role as head of this new function. The two existing functions, “Client Relationship Management” and “Sustainability,” were combined into a single function where Ms. Maria Simonson became Head of Client Relationship Management and Sustainability.

During the second quarter, SEK adjusted its financing strategy for commercial credit commitments. Previously, SEK secured funding for all credit commitments, including for committed, undisbursed credits. The adjustment in the financing strategy means that funding is secured for all credits on the balance sheet and for at least the next two years for commercial committed, undisbursed credits. The financing strategy for the CIRR-system is unchanged.

Interim report January–September 2025	Page 7 of 29

In February 2025, the European Commission published an “Omnibus” package intended to simplify sustainability reporting requirements. The package included two proposals referred to as the “stop the clock” and “content” proposals. The “stop the clock” proposal, would, if implemented, postpone SEK’s reporting requirements pursuant to the CSRD by two years until financial year 2027. The directive needs to be transposed into Swedish law, which is expected to happen during the fourth quarter of this year. The “content” proposal includes, among other things, a change in scope where an entity’s reporting obligation will primarily depend on whether it has more than 1,000 employees. Entities out of scope may choose to report voluntarily based on the voluntary standards for SMEs (VSME). It is not expected that this proposal will follow the “fast-track” principle, and it should be noted that these remain proposals at this time and, as such, are subject to change.

Sweden’s central bank (Riksbanken) has decided that Swedish banks and other credit institutions shall hold interest-free deposits (deposit requirement) in accounts with the Riksbank. The purpose of the interest-free deposit is to contribute to the Riksbank’s ability to fund itself. Institutions shall hold a certain share of their deposit base as interest-free deposits at the Riksbank. Deposit base for these purposes consists of the institutions’ borrowing from credit institutions and issued debt instruments, with some exceptions. The share shall be the same for all institutions so that they contribute to the Riksbank’s financing in proportion to the institutions’ deposit base. Each year, the Riksbank will decide whether to apply a deposit requirement and, if so, how large the requirement should be. The institutions cannot freely dispose of the funds in the deposit account. The first deposit requirement apply from October 31, 2025. SEK has included the deposit requirement amount as a commitment as of September 30, 2025, see Note 9. Once the deposit is paid to Riksbanken it will be presented in the balance sheet as loans to credit institutions. The difference between the nominal value of the deposit requirement and its net present value is treated as a regulatory fee to Riksbanken. The fee is included in net interest income in line with how SEK presents other regulatory fees, see Note 2.

The macro environment

In the second quarter of 2025, Sweden’s GDP increased by 0.5 percent quarter-on-quarter. Exports increased by 0.7 percent. Unemployment amounted to 8.8 percent at the end of August 2025, which represented a decrease compared to the end of May 2025. The rate of inflation in August 2025 was 3.2 percent, which represented a decrease from July.

In September 2025, the Riksbank announced that the policy rate would be lowered to 1.75 percent. At the same time, the Riksbank signaled that the interest rate cut was most likely the final one in the current easing cycle.

SEK believes that, compared with normal conditions, the risk level with respect to external factors with a potentially negative impact on the Company remains high as a result of ongoing armed conflicts and geopolitical tensions, which can negatively affect supply chains and create volatility in the financial markets. The major trade tariffs that the United States has imposed, or threatened to impose, on large parts of the world also contribute to the uncertainty in the financial markets. Although several agreements have been negotiated, reducing uncertainty to some extent, ongoing ambiguities in their interpretation, along with frequent new tariff announcements, mean that a degree of uncertainty persists.

Russia’s war in Ukraine has little direct financial impact on SEK. The Company has a gross exposure of EUR 4.3 million to one Russian counterparty, where the risk is 100 percent covered, and the exposure dates back to prior to the war breaking out. SEK has no exposure to Ukraine or Belarus. Nevertheless, the high level of uncertainty caused by Russia’s war in Ukraine, including recent Russian air violations of NATO countries and by other ongoing military conflicts, including in the Middle East, could have a more long-term effect on SEK’s customers and, consequently, on SEK. The uncertainty concerning the United States’ future commitment to Europe and NATO and its support for Ukraine, adds to the difficulty of predicting the future.

The above mentioned threats, and the imposition of trade tariffs and other trade barriers by state actors are reasonably likely to have a negative effect on international trade and are likely to lead to increased inflation, lower growth and thus potentially reduced demand for lending by SEK. At the other end of the scale, SEK believes there is a need for comprehensive infrastructure, energy and defense investments in Europe, which can create significant business opportunities for SEK.

SEK believes that information security threats, particularly in relation to cybersecurity, have increased and remain more acute than before as a consequence of Sweden’s membership in NATO and its support for Ukraine.

Risk factors

SEK’s operations are exposed to various types of risks, including primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report (Pillar 3) 2024 and Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2024 Annual Report on Form 20-F.

Interim report January–September 2025	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 18.1-20.1 percent and the Common Equity Tier 1 capital ratio should amount to 15.3 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of September 30, 2025.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jul-Sep 2025	Apr-Jun 2025	Jul-Sep 2024	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Total lending portfolio[1]	271,194	272,235	272,382	271,194	272,382	283,408
of which green	43,136	41,005	36,182	43,136	36,182	37,422
of which social	2,134	2,176	1,842	2,134	1,842	2,228
of which sustainability-linked	10,778	11,995	13,450	10,778	13,450	13,712
Loans, outstanding and undisbursed[1]	346,563	330,358	333,479	346,563	333,479	340,295
New credit and guarantee commitments	40,313	45,062	16,100	97,351	68,160	90,334
of which to Swedish exporters	8,985	24,551	9,567	40,063	30,102	40,663
of which to exporters’ customers	31,328	20,511	6,533	57,288	38,058	49,671

Customer growth	0%	0%	0%	-1%	1%	3%

Outstanding senior debt[1]	314,504	330,661	325,736	314,504	325,736	324,995
of which green	27,213	30,796	34,848	27,213	34,848	34,990
New long-term borrowings	21,793	44,370	18,500	84,224	44,421	52,552
New short-term borrowings	3,701	27,129	29,546	45,148	70,224	77,561

After-tax return on equity	7.1%	4.7%	8.4%	6.3%	6.4%	7.1%

Common Equity Tier 1 capital ratio[1]	23.2%	23.5%	23.3%	23.2%	23.3%	22.2%
Tier 1 capital ratio[1]	23.2%	23.5%	23.3%	23.2%	23.3%	22.2%
Total capital ratio[1]	23.2%	23.5%	23.3%	23.2%	23.3%	22.2%
Leverage ratio	9.1%	9.8%	9.1%	9.1%	9.1%	9.6%
Liquidity coverage ratio (LCR)	924%	710%	225%	924%	225%	583%
Net stable funding ratio (NSFR)	121%	127%	134%	121%	134%	129%
Risk exposure amount[1]	99,484	97,115	99,307	99,484	99,307	105,466
1 Closing balance at period end.

See definitions on page 31.

Interim report January–September 2025	Page 9 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jul-Sep 2025	Apr-Jun 2025	Jul-Sep 2024	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Interest income		3,536	3,528	4,873	10,788	14,933	19,315
Interest expenses		-2,858	-2,866	-4,129	-8,738	-12,653	-16,257
Net interest income	2	678	662	744	2,050	2,280	3,058

Net fee and commission expense		-4	-12	-11	-27	-34	-46
Net results of financial transactions	3	6	-29	-14	10	-65	-40
Total operating income		680	621	719	2,033	2,181	2,972

Personnel expenses		-103	-125	-95	-346	-333	-445
Other administrative expenses		-56	-59	-51	-171	-168	-229
Depreciation and impairment of non-financial assets		-15	-15	-17	-44	-49	-84
Total operating expenses		-174	-199	-163	-561	-550	-758
Operating profit before credit losses		506	422	556	1,472	1,631	2,214

Net credit losses	4	25	-71	69	-13	-212	-93
Operating profit		531	351	625	1,459	1,419	2,121

Tax expenses		-110	-72	-128	-301	-292	-438
Net profit[1]		421	279	497	1,158	1,127	1,683

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		0	-1	33	3	49	56
Tax on items to be reclassified to profit or loss		0	1	-7	0	-10	-12
Net items to be reclassified to profit or loss		0	0	26	3	39	44
Items not to be reclassified to profit or loss
Own credit risk		-46	54	26	9	123	320
Revaluation of defined benefit plans		0	0	0	0	2	-9
Tax on items not to be reclassified to profit or loss		10	-12	-6	-2	-26	-64
Net items not to be reclassified to profit or loss		-36	42	20	7	99	247

Total other comprehensive income		-36	42	46	10	138	291

Total comprehensive income[1]		385	321	543	1,168	1,265	1,974

Skr
Basic and diluted earnings per share[2]		105	70	124	290	282	422

1 The entire profit is attributable to the shareholder of the Parent Company. 2 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–September 2025	Page 10 of 29

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	5	10,365	5,219
Treasuries/government bonds	5	12,662	4,150
Other interest-bearing securities except loans	5	46,847	52,843
Loans in the form of interest-bearing securities	4, 5	49,340	48,726
Loans to credit institutions	4, 5	20,423	13,529
Loans to the public	4, 5	207,652	224,354
Derivatives	5, 6	6,755	10,643
Shares		–	20
Tangible and intangible assets		176	178
Deferred tax asset		–	1
Other assets		4,284	286
Prepaid expenses and accrued revenues		7,389	8,145
Total assets		365,893	368,094

Liabilities and equity
Borrowing from credit institutions	5, 7	4,081	8,607
Debt securities issued	5, 7	310,423	316,388
Derivatives	5, 6	8,483	5,227
Deferred tax liability		2	–
Other liabilities		10,926	4,490
Accrued expenses and prepaid revenues		7,895	8,798
Provisions		16	12
Total liabilities		341,826	343,522

Share capital		3,990	3,990
Reserves		214	204
Retained earnings		19,863	20,378
Total equity		24,067	24,572

Total liabilities and equity		365,893	368,094

Interim report January–September 2025	Page 11 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Sep 2024	1,127					1,127
Other comprehensive income Jan-Sep 2024	138		39	98	1
Total comprehensive income Jan-Sep 2024	1,265	–	39	98	1	1,127
Dividend	-248					-248
Closing balance of equity September 30, 2024[1]	23,863	3,990	-8	57	2	19,822

Opening balance of equity January 1, 2024	22,846	3,990	-47	-41	1	18,943
Net profit Jan-Dec 2024	1,683					1,683
Other comprehensive income Jan-Dec 2024	291		44	254	-7
Total comprehensive income Jan-Dec 2024	1,974	–	44	254	-7	1,683
Dividend	-248					-248
Closing balance of equity December 31, 2024[1]	24,572	3,990	-3	213	-6	20,378

Opening balance of equity January 1, 2025	24,572	3,990	-3	213	-6	20,378
Net profit Jan-Sep 2025	1,158					1,158
Other comprehensive income Jan-Sep 2025	10		3	7	0
Total comprehensive income Jan-Sep 2025	1,168	–	3	7	0	1,158
Dividend	-1,673					-1,673
Closing balance of equity September 30, 2025[1]	24,067	3,990	0	220	-6	19,863
1 The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–September 2025	Page 12 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Operating activities
Operating profit	1,459	1,419	2,121
Adjustments for non-cash items in operating profit	182	401	542
Income tax paid	-463	-401	-601
Changes in assets and liabilities from operating activities	-6,718	7,756	18,016
Cash flow from operating activities	-5,540	9,175	20,078

Investing activities
Capital expenditures	-42	-12	-17
Cash flow from investing activities	-42	-12	-17

Financing activities
Change in senior debt	19,148	-540	-17,757
Derivatives, net	-6,159	-2,068	-660
Dividend paid	-1,673	-248	-248
Payment of lease liability	-22	-21	-28
Cash flow from financing activities	11,294	-2,877	-18,693

Cash flow for the period	5,712	6,286	1,368

Cash and cash equivalents at beginning of the period	5,219	3,482	3,482
Cash flow for the period	5,712	6,286	1,368
Exchange-rate differences on cash and cash equivalents	-566	-37	369
Cash and cash equivalents at end of the period[1]	10,365	9,731	5,219

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–September 2025	Page 13 of 29

Notes

Note 1.	Accounting policies
Note 2.	Net interest income
Note 3.	Net results of financial transactions
Note 4.	Impairments
Note 5.	Financial assets and liabilities at fair value
Note 6.	Derivatives
Note 7.	Debt
Note 8.	CIRR-system
Note 9.	Pledged assets and contingent liabilities
Note 10.	Capital adequacy and liquidity situation
Note 11.	Exposures
Note 12.	Transactions with related parties
Note 13.	Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

(a) Changes to accounting policies and presentation

SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2024 annual financial statements included in SEK’s 2024 Annual Report on Form 20-F.

(i) New and amended standards and interpretations applicable for 2025

There are no new or amended IFRS or IFRS Interpretations Committee interpretations applicable for 2025 that have had a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

(ii) Standards issued but not yet effective

For new or amended IFRS or IFRS Interpretations Committee interpretations issued but not yet effective, refer to the Company’s 2024 Annual Report on Form 20-F. SEK is currently assessing any impacts the amendments will have on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–September 2025	Page 14 of 29

Note 2. Net interest income

Skr mn	Jul-Sep 2025	Apr-Jun 2025	Jul-Sep 2024	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Interest income
Loans to credit institutions	268	263	233	737	709	921
Loans to the public	2,003	1,982	2,453	6,068	7,481	9,835
Loans in the form of interest-bearing securities	521	452	578	1,460	1,811	2,351
Interest-bearing securities excluding loans in the form of interest-bearing securities	502	481	668	1,443	2,025	2,561
Derivatives	183	290	879	883	2,701	3,381
Administrative remuneration CIRR-system	57	59	60	187	189	240
Other assets	2	1	2	10	17	26
Total interest income[1]	3,536	3,528	4,873	10,788	14,933	19,315
Interest expenses
Interest expenses	-2,780	-2,810	-4,068	-8,553	-12,468	-16,011
Resolution fee[2]	-23	-22	-26	-60	-79	-105
Risk tax	-36	-34	-35	-106	-106	-141
Other regulatory fees	-19	–	–	-19	–	–
Total interest expenses	-2,858	-2,866	-4,129	-8,738	-12,653	-16,257
Net interest income	678	662	744	2,050	2,280	3,058

1	Interest income calculated using the effective interest method amounted to Skr 8,397 million during January-September 2025 (9M24: Skr 10,450 million).
2	The amount stated for the period January-September 2025 includes a refund of Skr 9.5 million from the Swedish National Debt Office regarding the charged resolution fee for financial year 2023.

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2025	Apr-Jun 2025	Jul-Sep 2024	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Derecognition of financial instruments not measured at fair value through profit or loss	1	0	1	2	4	5
Financial assets or liabilities at fair value through profit or loss	32	-24	12	28	-49	-5
Financial instruments under fair-value hedge accounting	-29	-8	-28	-25	-15	-35
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	2	3	1	5	-5	-5
Total net results of financial transactions	6	-29	-14	10	-65	-40

Interim report January–September 2025	Page 15 of 29

Note 4. Impairments

Skr mn	Jul-Sep 2025	Apr-Jun 2025	Jul-Sep 2024	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Expected credit losses, stage 1	18	-39	28	-11	112	116
Expected credit losses, stage 2	11	-12	7	6	61	-24
Expected credit losses, stage 3	-4	-14	34	-2	-388	-178
Established losses	–	-100	-3	-100	-116	-404
Reserves applied to cover established credit losses	–	93	3	93	116	393
Recovered credit losses	0	1	0	1	3	4
Net credit losses	25	-71	69	-13	-212	-93

Skr mn	September 30, 2025				December 31, 2024
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	234,576	31,340	5,666	271,582	283,931
Off-balance sheet exposures, before expected credit losses	65,523	15,308	3,334	84,165	66,315
Total, before expected credit losses	300,099	46,648	9,000	355,747	350,246
Loss allowance, loans	-52	-79	-256	-387	-523
Loss allowance, off-balance sheet exposures[1]	-11	0	0	-11	-3
Total loss allowance	-63	-79	-256	-398	-526
Provision ratio (in percent)	0.02	0.17	2.84	0.11	0.15
1 Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments and committed undisbursed loans, see Note 9.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	September 30, 2025				December 31, 2024
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-54	-86	-386	-526	-795
Increases due to origination and acquisition	-28	0	–	-28	-20
Net remeasurement of loss allowance	5	13	-69	-51	60
Transfer to stage 1	0	0	–	0	3
Transfer to stage 2	1	-8	0	-7	-189
Transfer to stage 3	–	–	–	–	-95
Decreases due to derecognition	11	1	67	79	155
Decrease in allowance account due to write-offs	–	–	93	93	393
Exchange-rate differences[1]	2	1	39	42	-38
Closing balance	-63	-79	-256	-398	-526
1 Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions.

SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The business cycle parameter follows a standard normal distribution where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between 0.1 and 1.2 for the various probability of default (PD) segments. The base scenarios have been weighted at between 60 and 80 percent, the downturn scenarios have been weighted at 20 percent, and the upturn scenarios have been weighted at between 0 and 20 percent between the different PD-segments.

Interim report January–September 2025	Page 16 of 29

Note 5. Financial assets and liabilities at fair value

Skr mn	September 30, 2025
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	10,365	10,365	–
Treasuries/governments bonds	12,662	12,662	–
Other interest-bearing securities except loans	46,847	46,847	–
Loans in the form of interest-bearing securities	49,340	50,571	1,231
Loans to credit institutions	20,423	20,910	487
Loans to the public	207,652	208,363	711
Derivatives	6,755	6,755	–
Shares	–	–	–
Total financial assets	354,044	356,473	2,429
Borrowing from credit institutions	4,081	4,081	–
Debt securities issued	310,423	310,899	476
Derivatives	8,483	8,483	–
Total financial liabilities	322,987	323,463	476

Skr mn	December 31, 2024
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	5,219	5,219	–
Treasuries/governments bonds	4,150	4,150	–
Other interest-bearing securities except loans	52,843	52,843	–
Loans in the form of interest-bearing securities	48,726	49,951	1,225
Loans to credit institutions	13,529	13,863	334
Loans to the public	224,354	223,945	-409
Derivatives	10,643	10,643	–
Shares	20	20	–
Total financial assets	359,484	360,634	1,150
Borrowing from credit institutions	8,607	8,607	–
Debt securities issued	316,388	316,375	-13
Derivatives	5,227	5,227	–
Total financial liabilities	330,222	330,209	-13

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F, see Note 1 (f) (vii) Principles for determination of fair value of financial instruments and (viii) Determination of fair value of certain types of financial instruments.

Interim report January–September 2025	Page 17 of 29

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	659	12,003	–	12,662
Other interest-bearing securities except loans	23,733	23,114	–	46,847
Derivatives	–	6,748	7	6,755
Shares	–	–	–	–
Total, September 30, 2025	24,392	41,865	7	66,264
Total, December 31, 2024	22,648	44,969	39	67,656

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	16,282	2,803	19,085
Derivatives	–	7,483	1,000	8,483
Total, September 30, 2025	–	23,765	3,803	27,568
Total, December 31, 2024	–	18,193	4,942	23,135

There were no transfers during the period (year-end 2024: no transfers during the period).

Financial assets and liabilities at fair value in Level 3, 2025

Skr mn	January 1, 2025	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	September 30, 2025
Debt securities issued	-3,452	–	357	–	–	11	-13	294	-2,803
Derivatives, net	-1,451	–	146	–	–	-16	–	328	-993
Net assets and liabilities	-4,903	–	503	–	–	-5	-13	622	-3,796

Financial assets and liabilities at fair value in Level 3, 2024

Skr mn	January 1, 2024	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2024
Debt securities issued	-8,271	–	4,870	–	–	-81	3	27	-3,452
Derivatives, net	-2,279	–	1,176	–	–	92	–	-440	-1,451
Net assets and liabilities	-10,550	–	6,046	–	–	11	3	-413	-4,903

1	Gains and losses through profit or loss, including the impact of exchange rates, is reported as net interest income and net results of financial transactions.
The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of September 30, 2025, amounted to a Skr -4 million loss (year end 2024: Skr 1 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January–September 2025	Page 18 of 29

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	September 30, 2025
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	0	Correlation	0.12 – (0.12)	Option Model	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-886	Correlation	0.12 – (0.12)	Option Model	-18	18
Other	-107	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-993				-18	18
Equity	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Interest rate	0	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
FX	-2,703	Correlation	0.12 – (0.12)	Option Model	18	-18
		Credit spreads	10BP – (10BP)	Discounted cash flow	12	-12
Other	-100	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	0	0
Sum debt securities issued	-2,803				30	-30
Total effect on total comprehensive income					12	-12
Derivatives, net, December 31, 2024	-1,451				-18	18
Debt securities issued, December 31, 2024	-3,452				34	-34
Total effect on total comprehensive income, December 31, 2024					16	-16

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis points,   respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/- loss)
Skr mn	September 30, 2025	December 31, 2024	Jan-Sep 2025	Jan-Sep 2024
CVA/DVA, net[1]	-14	-17	3	6
OCA[2]	274	265	9	123

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affect the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January–September 2025	Page 19 of 29

Note 6. Derivatives

Derivatives by category

Skr mn	September 30, 2025			December 31, 2024
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	4,533	1,289	515,282	5,066	919	531,122
Currency-related contracts	2,222	7,087	145,892	5,577	4,120	154,836
Equity-related contracts	–	–	–	–	70	90
Contracts related to commodities, credit risk, etc.	–	107	3,437	–	118	4,648
Total derivatives	6,755	8,483	664,611	10,643	5,227	690,696

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts,   primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. Debt

Debt by category

Skr mn	September 30, 2025	December 31, 2024
Currency-related contracts	4,072	4,802
Interest rate-related contracts	310,333	320,014
Equity-related contracts	–	54
Contracts related to commodities, credit risk, etc.	99	125
Total debt	314,504	324,995
of which denominated in:
Skr	23,694	22,509
USD	177,168	203,141
EUR	78,165	67,070
AUD	12,458	10,281
GBP	13,640	10,238
CHF	4,291	4,461
Other currencies	5,088	7,295

The information is disclosed in accordance with FFFS 2014:21.

Note 8. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses include interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2025, there were no concessionary loans outstanding (year-end 2024: Skr 64 million) and operating profit for the program amounted to Skr -1 million (9M24: Skr -6 million) for the period January–September 2025. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 0 million (9M24: Skr 0 million).

Interim report January–September 2025	Page 20 of 29

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2025	Apr-Jun 2025	Jul-Sep 2024	Jan-Sep 2025	Jan-Sep 2024	Jan-Dec 2024
Interest income	526	540	569	1,629	1,731	2,302
Interest expenses	-595	-583	-504	-1,776	-1,532	-2,070
Interest compensation	–	–	–	–	–	–
Exchange-rate differences	0	1	-1	2	0	1
Profit before compensation to SEK	-69	-42	64	-145	199	233
Administrative remuneration to SEK	-57	-59	-60	-187	-189	-240
Operating profit CIRR-system	-126	-101	4	-332	10	-7
Reimbursement to (–) / from (+) the State	126	101	-4	332	-10	7

Statement of Financial Position for the CIRR-system

Skr mn	September 30, 2025	December 31, 2024
Cash and cash equivalents	0	0
Loans	88,501	101,657
Derivatives	2,550	3,939
Other assets	538	217
Prepaid expenses and accrued revenues	1,728	1,817
Total assets	93,317	107,630
Liabilities	91,440	106,093
Derivatives	362	266
Accrued expenses and prepaid revenues	1,515	1,271
Total liabilities	93,317	107,630
Commitments
Committed undisbursed loans	42,993	42,007

Note 9. Pledged assets and contingent liabilities

Skr mn	September 30, 2025	December 31, 2024
Collateral provided
Cash collateral under the security agreements for derivative contracts	6,220	3,201
Contingent liabilities[1]
Guarantee commitments	8,796	9,428
Commitments[1]
Committed undisbursed loans[2]	76,455	56,887

1       For expected credit losses in guarantee commitments and committed undisbursed loans, see Note 4.

2       As of September 30, 2025, the amount presented includes the deposit to Riksbanken that will be paid in October 2025.

Interim report January–September 2025	Page 21 of 29

Note 10. Capital adequacy and liquidity situation

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12, FFFS 2008:25 and FFFS 2010:7. For further information on capital adequacy and risks, see Note 29 to the annual financial statements included in SEK’s 2024 Annual Report on Form 20-F and see SEK’s Capital Adequacy and Risk Management (Pillar 3) Report 2024.

Capital Adequacy Analysis

	September 30, 2025	December 31, 2024
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	23.2	22.2
Tier 1 capital ratio	23.2	22.2
Total capital ratio	23.2	22.2
1  Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount.
See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2025		December 31, 2024
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	7,959	8.0	8,437	8.0
of which Tier 1 requirement of 6 percent	5,969	6.0	6,328	6.0
of which minimum requirement of 4.5 percent	4,477	4.5	4,746	4.5
Pillar 2 capital requirements[3]	2,994	3.0	3,871	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	12,099	12.2	11,106	10.5
Capital buffer requirements	4,048	4.1	4,317	4.1
of which Capital conservation buffer	2,487	2.5	2,637	2.5
of which Countercyclical buffer	1,561	1.6	1,680	1.6
Pillar 2 guidance[5]	995	1.0	1,582	1.5
Total risk-based capital requirement including Pillar 2 guidance	15,996	16.1	18,207	17.3

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012).
3	Individual Pillar 2 requirement of 3.01 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 30, 2025.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, that is 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.01 percent).
5	The Swedish FSA notified SEK on September 30, 2025, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.00 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	September 30, 2025	December 31, 2024
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	247,832	234,139
Off-balance sheet exposures	6,053	8,775
Total exposure measure	253,885	242,914
Leverage ratio[2]	9.1%	9.6%
1 The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized. 2 Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	September 30, 2025		December 31, 2024
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,616	3.0	7,288	3.0
Pillar 2 guidance[2]	381	0.2	365	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,997	3.2	7,653	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 30, 2025, notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–September 2025	Page 22 of 29

Own funds – Adjusting items

Skr mn	September 30, 2025	December 31, 2024
Share capital	3,990	3,990
Retained earnings	18,462	18,413
Accumulated other comprehensive income and other reserves	457	241
Independently reviewed profit net of any foreseeable charge or dividend	693	1,255
Common Equity Tier 1 (CET1) capital before regulatory adjustments	23,602	23,899
Additional value adjustments due to prudent valuation	-87	-84
Intangible assets	-26	-22
Fair value reserves related to gains or losses on cash flow hedges	–	3
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	-224	-217
Negative amounts resulting from the calculation of expected loss amounts	-210	-180
Insufficient coverage for non-performing exposures	-2	-2
Total regulatory adjustments to Common Equity Tier 1 capital	-549	-502
Total Common Equity Tier 1 capital	23,053	23,397
Total Own funds	23,053	23,397

Minimum capital requirements exclusive of buffer

Skr mn	September 30, 2025			December 31, 2024
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	5,060	5,037	403	5,532	5,528	442
Equity exposures	–	–	–	20	30	2
Exposures in default	0	0	0	6	6	1
Total credit risk standardized method	5,060	5,037	403	5,558	5,564	445
Credit risk IRB method
Central Governments	236,622	10,057	805	211,834	9,159	733
Financial institutions[2]	35,626	7,165	573	34,067	6,153	492
Corporates[3]	152,507	68,767	5,501	147,820	75,541	6,043
Assets without counterparty	288	288	23	213	213	17
Total credit risk IRB method	425,043	86,277	6,902	393,934	91,066	7,285
Credit valuation adjustment risk	n.a.	1,900	152	n.a.	1,936	154
Foreign exchange risk	n.a.	1,904	153	n.a.	1,498	120
Commodities risk	n.a.	4	0	n.a.	7	1
Operational risk	n.a.	4,362	349	n.a.	5,395	432
Total	430,103	99,484	7,959	399,492	105,466	8,437

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 5,238 million (year-end 2024: Skr 5,899 million), Risk exposure amount of Skr 1,084 million
(year-end 2024: Skr 1,513 million) and Capital requirement of Skr 87 million (year-end 2024: Skr 121 million).
3	Of which related to specialized lending: EAD Skr 8,000 million (year-end 2024: Skr 7,322 million), Risk exposure amount of Skr 6,461 million
(year-end 2024: Skr 5,019 million) and Capital requirement of Skr 517 million (year-end 2024: Skr 402 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized approach.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Interim report January–September 2025	Page 23 of 29

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1 percent to 2 percent as of June 22, 2023. As of September 30, 2025, the capital requirement related to relevant exposures in Sweden was 71 percent (year-end 2024: 74 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2025, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.15 percentage points (year-end 2024: 0.12 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force on January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (SREP) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Liquidity Coverage Ratio

Skr bn, 12-month average	September 30, 2025	December 31, 2024
Total liquid assets	58.6	64.1
Net liquidity outflows[1]	9.6	14.9
Liquidity outflows	22.3	26.0
Liquidity inflows	13.3	11.2
Liquidity Coverage Ratio	697%	518%
1 Net liquidity outflows are calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows are calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net Stable Funding Ratio

Skr bn	September 30, 2025	December 31, 2024
Available stable funding	249.3	272.5
Requiring stable funding	206.2	211.0
Net Stable Funding Ratio	121%	129%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Liquidity reserve1

Skr bn	September 30, 2025					December 31, 2024
	Total	Skr	EUR	USD	Other	Total	Skr	EUR	USD	Other
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks	19.2	5.0	4.6	9.6	–	25.3	11.0	8.0	6.3	–
Securities issued or guaranteed by municipalities or other public entities	19.1	4.4	3.8	10.9	–	18.3	7.1	3.8	7.4	–
Covered bonds issued by other institutions	12.6	11.8	0.8	–	–	13.1	13.1	–	–	–
Balances with National Debt Office	5.5	5.5	–	–	–	1.0	1.0	–	–	–
Total liquidity reserve	56.4	26.7	9.2	20.5	–	57.7	32.2	11.8	13.7	–
1 The liquidity reserve is a part of SEK’s liquidity investments.

Information on Liquidity reserve is included in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–September 2025	Page 24 of 29

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	September 30, 2025		December 31, 2024		September 30, 2025		December 31, 2024		September 30, 2025		December 31, 2024
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	147.9	42.7	148.3	42.6	70.0	78.2	49.3	68.2	217.9	50.0	197.6	47.0

Regional governments	13.6	3.9	18.2	5.3	0.6	0.7	0.5	0.7	14.2	3.3	18.7	4.5
Multilateral development banks	3.7	1.1	7.0	2.0	–	–	–	–	3.7	0.8	7.0	1.7
Public Sector Entity	0.9	0.2	1.0	0.3	–	–	–	–	0.9	0.2	1.0	0.2
Financial institutions	29.9	8.7	28.0	8.0	5.7	6.4	6.1	8.4	35.6	8.2	34.1	8.1
Corporates	150.2	43.4	145.7	41.8	13.2	14.7	16.4	22.7	163.4	37.5	162.1	38.5
Equity exposures	–	–	0.0	0.0	–	–	–	–	–	–	0.0	0.0
Total	346.2	100.0	348.2	100.0	89.5	100.0	72.3	100.0	435.7	100.0	420.5	100.0

Net exposure by region and exposure class, as of September 30, 2025

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.1	–	0.2	–	202.8	12.7	2.1	217.9
Regional governments	–	–	–	–	–	13.1	1.1	0.0	14.2
Multilateral development banks	–	0.8	–	1.9	–	–	1.0	–	3.7
Public Sector Entity	–	–	–	–	–	–	0.9	–	0.9
Financial institutions	0.0	–	2.2	1.0	0.0	20.0	12.4	–	35.6
Corporates	0.1	0.7	3.1	9.5	2.5	113.1	32.5	1.9	163.4
Equity exposures	–	–	–	–	–	–	–	–	–
Total	0.1	1.6	5.3	12.6	2.5	349.0	60.6	4.0	435.7

Net exposure by region and exposure class, as of December 31, 2024

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.1	–	0.4	–	187.4	7.7	2.0	197.6
Regional governments	–	–	–	–	–	17.1	1.5	0.1	18.7
Multilateral development banks	–	0.7	–	0.5	–	–	5.8	–	7.0
Public Sector Entity	–	–	–	–	–	–	1.0	–	1.0
Financial institutions	0.0	–	0.9	2.2	–	18.8	12.2	–	34.1
Corporates	0.1	1.1	3.0	8.4	3.3	110.2	35.1	0.9	162.1
Equity exposures	–	–	–	–	–	0.0	–	–	0.0
Total	0.1	1.9	3.9	11.5	3.3	333.5	63.3	3.0	420.5

Interim report January–September 2025	Page 25 of 29

Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2025	December 31, 2024
France	11.5	7.0
United Kingdom	8.4	8.8
Finland	7.5	8.2
Denmark	6.4	6.9
Germany	6.3	6.5
Luxembourg	4.7	10.7
Norway	3.8	3.6
Poland	3.6	2.1
Belgium	3.5	3.0
The Netherlands	3.4	1.4
Ireland	1.7	1.4
Austria	1.1	1.7
Spain	1.0	2.2
Switzerland	0.5	0.7
Portugal	0.5	0.8
Italy	0.2	0.2
Serbia	0.2	0.3
Czech Republic	0.1	0.2
Iceland	0.1	0.1
Slovakia	0.1	0.1
Latvia	0.0	0.1
Estonia	0.0	0.1
Lithuania	0.0	0.2
Total	64.6	66.3

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2024 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2024 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–September 2025	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and results and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, October 21, 2025

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Paula da Silva	Reinhold Geijer	Katarina Ljungqvist
Director of the Board	Director of the Board	Director of the Board

Erik Mattsson	Carl Mellander	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

January 26, 2026 Interim report for the period January 1, 2025 – December 31, 2025

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 21, 2025, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2024 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–September 2025	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

*Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green loans

SEK offers green loans that promote the transition to a climate-smart and environmentally sustainable economy. Green loans are categorized under SEK’s framework for green bonds. The purpose is to stimulate green investments that are environmentally sustainable and contribute to one or more of the six environmental objectives in the EU taxonomy.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 9).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

*New credit and guarantee commitments

New credit and guarantee commitments refer to all new credits and guarantees accepted regardless of their maturity. Not all new credit and guarantee commitments are reported in the consolidated statement of financial position and consolidated statement of cash flows, but a certain portion represents committed, undisbursed credits, see Note 9. The reported amounts of committed, undisbursed credits may change upon disbursement as they are reported in the statement of financial position, for example due to changes in exchange rates. Furthermore, committed credits do not necessarily result in a disbursement and thus a credit on the balance sheet. New credit and guarantee commitments are intended to provide the reader with a picture of the inflow of new business during the reporting period.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are categorized according to SEK’s “Sustainability bond framework”. The purpose is to stimulate investments that are socially sustainable, such as in healthcare, education, basic infrastructure, or food security.

Sustainability classified loans

Sustainability classified loans refer to green, social and sustainability-linked loans.

Sustainability-linked loans

Sustainability-linked loans consist of working capital finance that promote the borrower’s sustainability efforts, which in turn support environmental and socially sustainable economic activities and growth. SEK’s sustainability-linked loans are based on International Loan Market Association’s (LMA) Sustainability-Linked Loan Principles.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–September 2025	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	SEK’s mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. SEK can finance the industry’s transition in Sweden and abroad. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.

SEK’s vision	SEK’s vision is a more sustainable world through increased Swedish exports.

SEK’s core values	We are a high performing team. Our mission and our ability to make an impact lead to pride and job satisfaction. We are Proactive Engaged Team players.

SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 500 million and that are linked to Swedish interests and exports.

SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–September 2025	Page 29 of 29